Executed Copy (36 Pages)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

AMENDMENT NO. 2 AMENDING AND RESTATING THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE "ACT") FOR EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER

In the Matter of
EVERGREEN INCOME ADVANTAGE FUND
EVERGREEN MULTI-SECTOR INCOME FUND
EVERGREEN UTILITIES AND HIGH INCOME FUND
EVERGREEN INTERNATIONAL BALANCED INCOME FUND
EVERGREEN GLOBAL DIVIDEND OPPORTUNITY FUND
EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC
200 Berkeley Street
Boston, Massachusetts 02116
Investment Company Act of 1940
File No. 812-13030

Evergreen Income Advantage Fund (“EIAF”), Evergreen Multi-Sector Income Fund1 (“EMSIF”), Evergreen Utilities and High Income Fund (“EUHIF”), Evergreen International Balanced Income Fund (“EIBIF”), Evergreen Global Dividend Opportunity Fund (“EGDOF”) and their investment adviser, Evergreen Investment Management Company, LLC (the “Investment Adviser” and together with EIAF, EMSIF, EUHIF, EIBIF, and EGDOF, the “Applicants”) hereby apply for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”)

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pursuant to Section 6(c) of the Investment Company Act of 1940,
as amended (the “Act”) providing EIAF, EMSIF, EUHIF, EIBIF, EGDOF, and each registered closed-end investment company in the future that seeks to rely on the Order advised by the Investment Adviser (including any successor in interest)2 or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with the Investment Adviser an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below.3  EIAF, EMSIF, EUHIF, EIBIF, EGDOF, and such future investment companies are hereinafter collectively referred to as the “Funds” and separately as a “Fund.”

I           Description of Applicants

Each of the Funds is a closed-end management investment company registered under the Act and organized as a Delaware statutory trust.  EIAF was organized on December 3, 2002, EMSIF was organized on April 10, 2003, EUHIF was organized on February 4, 2004, EIBIF was organized on August 16, 2005, and EGDOF was organized on December 21, 2006.

EIAF’s primary investment objective is to seek a high level of income.  EIAF may, as a secondary objective, also seek capital appreciation to the extent

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consistent with its investment objective.  Under normal market conditions, EIAF invests at least 80% of its total assets in below investment grade (high yield) debt securities, loans and preferred stocks.

Tattersall Advisory Group, Inc. (“TAG”), a subsidiary of Wells Fargo & Company (“Wells Fargo”), is an investment sub-advisor to EIAF.

  EIAF has two classes of shares:  a single class of common shares and a single class of auction market preferred shares (the term “preferred shares” is used herein to refer to auction market preferred shares and auction preferred shares) which are divided into six separate series.  EIAF’s common shares are currently listed and traded on the American Stock Exchange (“AMEX”).  EIAF’s preferred shares are not listed on a national securities exchange.

EIAF’s total net assets on October 31, 2008 were $506,305,403 and on that date, 68,933,640 of its common shares, no par value, and 7,840 of its preferred shares, no par value, with a liquidation preference of $25,000 per share (1,360 Shares, Series M28; 1,360 Shares, Series W28; 1,280 Shares, Series T7; 1,280 Shares, Series W7; 1,280 Shares, Series Th7; and 1,280 Shares, Series F7) were issued and outstanding.

EMSIF’s investment objective is to seek a high level of current income consistent with limiting its overall exposure to domestic interest rate risk.  EMSIF allocates its assets among three separate investment strategies.  Under normal market conditions, EMSIF allocates approximately 50% of its total assets to an investment strategy that focuses primarily on below investment grade (high yield) U.S. debt securities, loans and preferred stocks; approximately 25% of its total

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assets to an investment strategy that focuses primarily on foreign debt securities, including obligations of foreign governments or governmental entities, foreign corporations or supranational agencies denominated in various currencies; and

approximately 25% of its total assets to an investment strategy that focuses primarily on securities that have interest rates that re-set at periodic intervals, including mortgage-backed securities, asset-backed securities and collateralized mortgage obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.  In addition, EMSIF may, but will not necessarily, use a variety of derivative instruments, such as futures contracts, options, and swaps, including, for example, index futures, Treasury futures, Eurodollar futures, interest rate swap agreements, credit default swaps, and total return swaps.  EMSIF may use derivatives both for hedging and non-hedging purposes, including for purposes of enhancing returns.

First International Advisors, Inc. d/b/a Evergreen International Advisors (“EIA”), a subsidiary of Wells Fargo, and TAG are investment sub-advisors to EMSIF.

EMSIF has two classes of shares:  a single class of common shares and a single class of preferred shares which are divided into five separate series.  EMSIF’s common shares are currently listed and traded on the AMEX.  EMSIF’s preferred shares are not listed on a national securities exchange.

EMSIF’s total net assets on October 31, 2008 were $566,515,239 and on that date, 42,055,000 of its common shares, no par value, and 3,200 of its preferred shares, no par value, with a liquidation preference of $25,000 per share (640 Shares,

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Series T28; 640 Shares, Series Th28; 640 Shares, Series M7; 640 Shares, Series W7; and 640 Shares, Series F7) were issued and outstanding.

EUHIF’s investment objective is to seek a high level of current income and moderate capital growth, with an emphasis on providing tax-advantaged dividend income.  Under normal market conditions, EUHIF will invest at least 80% of its net assets in securities of utility companies (water, gas, electric and telecommunications companies) and in U.S. dollar-denominated non-investment grade debt securities.

TAG and Crow Point Partners, LLC (“CPP”) are investment sub-advisors to EUHIF.

EUHIF has a single class of common shares.  EUHIF’s common shares are currently listed and traded on the AMEX.

EUHIF’s total net assets on February 29, 2009 were $86,504,530 and on that date, 9,062,578 of its common shares, no par value were issued and outstanding.

EIBIF’s investment objective is to seek to provide a high level of income.  Under normal market conditions, EIBIF invests in a diversified portfolio of common stocks of Non-U.S. Issuers and other equity securities that the Investment Adviser believes should, in the aggregate, offer above average potential for current and/or future dividends, and of debt securities of Non-U.S. Issuers.  “Non-U.S. Issuers” include the following:  (i) companies organized under the laws of a country other than the United States, (ii) companies with a principal place of business in a country other than the United States, (iii) companies the Investment Adviser

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determines have a majority of their assets in, or derive a majority of their income from, countries other than the United States, and (iv) foreign governments, their agencies, or instrumentalities and supranational issuers (such as the World Bank).  EIBIF employs an option strategy  of writing (selling) call options on a variety of both non-U.S. and U.S. securities-based indices and, to a lesser extent, on futures contracts, exchange-traded funds, and individual securities.

EIA is an investment sub-advisor to EIBIF.  In addition, Analytic Investors, Inc. is an investment sub-advisor managing EIBIF’s option strategy.

EIBIF has a single class of common shares.  EIBIF’s common shares are currently listed and traded on the New York Stock Exchange (“NYSE”).

EIBIF’s total net assets on October 31, 2008 were $160,609,993 and on that date, 11,572,378 of its common shares, no par value, were issued and outstanding.

EGDOF’s primary investment objective is to seek a high level of current income.  EGDOF’s secondary objective is long-term growth of capital.  Under normal market conditions, EGDOF invests primarily in a diversified portfolio of common stocks of U.S. and non-U.S. companies and other equity securities that should, in the aggregate, offer above average potential for current and/or future dividends.  Investment selection will emphasize securities that pay dividends that qualify for favorable federal income tax treatment.  In addition, a dividend capture program is expected to be used in an attempt to increase current income.  An option strategy will be employed of writing (selling) call options on a variety of U.S. and non-U.S. securities-based indices, on exchange-traded funds providing returns

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based on certain indices, countries, or market sectors, and, to a lesser extent, on futures contracts and individual securities.

CPP is an investment sub-advisor to EGDOF.

EGDOF has a single class of common shares.  EGDOF’s common shares are currently listed and traded on the NYSE.

EGDOF’s total net assets on October 31, 2008 were $574,156,840 and on that date, 48,844,844 of its common shares, no par value, were issued and outstanding.

Evergreen Investment Management Company, LLC (previously defined as the Investment Adviser) has provided investment advisory services to each Fund since its inception.  The Investment Adviser is a registered investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), as amended, and is a subsidiary of Wells Fargo, a bank holding company in the United States.  The Investment Adviser became a subsidiary of Wells Fargo as a result of the merger of Wachovia Corporation with and into Wells Fargo on December 31, 2008.  Each Fund will be advised by investment advisers that are registered under the Advisers Act.

II         Relief Requested

Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986 (the “Code”), more often than once every twelve months.  Rule 19b-1 under the Act provides that no registered investment

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  company which is a “regulated investment company” as defined in Section 851 of the Code shall make more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental “clean-up” capital gain dividend pursuant to Section 855 of the Code, which amount may not exceed 10% of the aggregate amount distributed for the year.

The Applicants believe that Rule 19b-1 should be interpreted to permit each Fund to pay an unlimited number of distributions on its common and, if applicable, preferred shares so long as it makes the designation necessary under the Code and Rule 19b-1 to transform such distributions into “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from such designation over more than the permissible number of distributions.  However, in order to obtain certainty for the Funds’ proposed distribution policies, in the absence of such an interpretation Applicants hereby request an order pursuant to Section 6(c) of the Act granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to distribute periodic capital gains dividends (as defined in Section 852(b)(3)(C) of the Code) to its common shares as often as monthly in any one taxable year with respect to its common shares and, with respect to each Fund with outstanding preferred shares, to allocate to its preferred shares capital gain dividends as often as necessary in any one taxable year to

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comply with IRS Revenue Ruling 89-81, 1989-1 C.B. 226 (“Revenue Ruling 89-81”).4

III.        Representations of the Applicants

Applicants make the following representations regarding the requested relief:

Prior to relying on the Order, the Board of Trustees (the “Board”) of each Fund, including a majority of the members who are not “interested persons” of the Fund as defined in Section 2(a)(19) of the Act (the “Independent Trustees”), will request, and the Investment Adviser will provide, such information as is reasonably necessary to an informed determination of whether the Board should adopt a proposed distribution policy.  In particular, the Board and the Independent Trustees will review information regarding the purpose and terms of a proposed distribution policy, the likely effects of such policy on such Fund’s long-term total return (in relation to market price and net asset value per common share (“NAV”)) and the relationship between such Fund’s distribution rate on its common shares under the policy and such Fund’s total return (in relation to NAV); whether the rate of distribution would exceed such Fund’s expected total return in relation to its NAV; and any foreseeable material effects of such policy on such Fund’s long-term total return (in relation to market price and NAV).  Prior to relying on the Order, the Independent Trustees also will consider what conflicts of interest the Investment

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Adviser and the affiliated persons of the Investment Adviser and each such Fund might have with respect to the adoption or implementation of such policy.  Prior to relying on the Order, and after considering such information, the Board, including the Independent Trustees, of each Fund will approve a distribution policy with respect to its Fund’s common shares (the “Plan”) and will determine that such Plan is consistent with such Fund’s investment objective(s) and in the best interests of such Fund’s common shareholders.

The purpose of each Fund’s Plan is to permit such Fund to distribute over the course of each year, through periodic distributions as nearly equal as practicable and any required special distributions, an amount closely approximating the total taxable income of such Fund during such year.  Under the Plan of each Fund, each such Fund would distribute to its respective common shareholders a fixed monthly percentage of the market price of such Fund’s common shares at a particular point in time or a fixed monthly percentage of NAV at a particular time or a fixed monthly amount, any of which may be adjusted from time to time.  Under each Plan, the minimum annual distribution rate with respect to such Fund’s common shares would be independent of the Fund’s performance during any particular period but would be expected to correlate with the Fund’s performance over time.  Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund’s performance for the entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the common shares would be at the stated rate then in effect.

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Prior to relying on the Order, each Board will adopt policies and procedures under Rule 38a-1 that:

(i)         are reasonably designed to ensure that all notices required to be sent to the Fund’s shareholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by the Fund or its agents described in condition 3(a) below about the distributions under the Plan include the disclosure required by condition 3(a) below; and

(ii)        require each of the Funds to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for such Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of Trustees of each Fund will summarize the basis for its approval of its Plan, including its consideration of the factors described above.  Such records will be maintained for a period of at least six years from the date of such meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

In order to rely on the Order, a future Fund must satisfy each of the foregoing representations except that such representations will be made in respect of actions by the board of directors of such future Fund and except that the purpose of its distribution policy may differ from the purpose of EIAF’s, EMSIF’s, EUHIF’s, EIBIF’s or EGDOF’s Plans in that such distribution policy may be to

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distribute a fixed amount or a fixed percentage of net asset value or NAV without regard to the level of income, appreciation or total return of such Fund over particular series of dividend periods or with regard to only one or a combination of such elements over such period of time, and may include reference to distributions of capital received from portfolio companies.  Notwithstanding the foregoing, under any such distribution policy such future Fund would expect that its distributions would correlate with its total return over time plus, if applicable, distributions of capital received from such future Fund’s portfolio companies.

IV.       Justification for the Requested Relief

Section 6(c) of the Act provides that the Commission may exempt any person or transaction from any provision of the Act or any rule under the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Applicants and their respective shareholders.

1. Receipt of the Order would serve shareholder interests.

Applicants believe that the shareholders of each Fund are generally conservative, dividend-sensitive investors who desire current income periodically and may favor a fixed distribution policy.

An exemption from Rule 19b-1 also would benefit shareholders, because common shares of closed-end funds often trade in the marketplace at a discount to their net asset value.  In the view of the Applicants, this discount may be reduced if

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the Funds are permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of capital gain.  Such a reduction in discount would benefit the Funds’ common shareholders along with the Funds.

2. Each Fund’s shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent capital gains dividends and dividends from investment income.5  However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., net investment income, accumulated undistributed net profits, paid-in surplus or other capital source).   The same information is included in each Fund’s annual reports to shareholders, which is sent to each common and, if applicable, preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during the year).

In addition, each Fund will make the additional disclosures required by the conditions set forth in Part IV below, and each of them will adopt, prior to reliance

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on this Order, compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to shareholders.

Rule 19a-1, the Plans and the compliance policies ensure that each Fund’s shareholders would be provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income  and net realized capital gains to date, and may not represent yield or investment return.  Accordingly, continuing to subject the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection.  In addition, the Funds will undertake to request that intermediaries forward 19(a) Notices to their customers and, upon request, reimburse them for the costs of forwarding.  Such forwarding may occur in any manner permitted by statute, rule, order or the staff.

3. Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.

Rule 19b-1, when applied to a Plan, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions.  Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so.  In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year

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in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1.  There is no reason or logic in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable to fund shareholders at ordinary income rates rather than the lower long-term capital gains rates).  The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

4. Other concerns leading to adoption of Rule 19b-1 are not applicable.

Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging

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an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in net asset value and would be in effect a return of the investor’s capital taxable to the investor at the lower-long term capital gain rates (despite the investor’s short-term holding period in the shares).  Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, which do not continuously distribute shares.  Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end fund that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

The Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment.  Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred stock would be contrary to the expectation of investors.

In addition, to prevent the selling of dividends, a rule under Subchapter M of the Code provides that any loss realized on the sale or exchange of fund shares held by a shareholder for six months or less must be treated as a long-term capital loss to the extent of any capital gain dividends paid on such shares.

5. Further limitations of Rule 19b-1.

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Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental “clean-up” distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain dividends that a fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that fund’s net realized long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule.  Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital6 (to the extent net investment income and net realized short term capital gains are insufficient to fund the distribution), even though net realized long term capital gains otherwise would be available.  To distribute all of a fund’s net realized long-term capital gains within the limits in Rule 19b-1, a fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount.  Applicants believe that the application of Rule 19b-1 to a fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

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Revenue Ruling 89-81 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., net investment income and net capital gains, in the same proportion as the total distributions distributed to each class for the tax year.  To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized net capital gains (for this purpose, net long-term capital gains in excess of net short-term capital losses) with respect to a given tax year, the fund must designate the required proportionate share of such net capital gains to be included in common and preferred stock dividends.  Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to allocate additional capital gain dividends to the preferred stock to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund.  Such distributions are either fixed or are determined in periodic auctions by reference to short term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are designated as capital gain dividends.

Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt

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security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment.  Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

6. General

The relief requested is that the Commission permit the Funds to make periodic capital gain dividends in respect of their common shares as often as monthly and, for each Fund with outstanding preferred shares, to make periodic capital gain dividends in respect of their preferred shares as often as necessary to comply with Revenue Ruling 89-81.  Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions.  By reducing the amount of individual periodic distributions even further, implementation of the additional relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred shares.  Such distributions are fixed or determined in periodic auctions or remarketings by reference to short-term interest rates rather than by reference to performance of the issuer.  In addition, under Revenue Ruling 89-81, for each taxable year of a fund, the preferred shares must be allocated capital gain dividends in an amount that is proportionate to their share of total distributions paid (or deemed paid) by the fund to all of its shareholders (common and preferred)

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during that taxable year.  Consequently, this proportionate share of capital gain dividends cannot even be known until the end of the fund’s taxable year.  In these circumstances, it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

In summary, Rule 19b-1 in the circumstances referred to above distorts the effective and proper functioning of the Funds’ distributions and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid.  These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

V.        Applicants’ Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. Compliance Review and Reporting

Each Fund’s chief compliance officer will (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Investment Adviser have complied with the conditions of the Order and (ii)  a Material Compliance Matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2. Disclosures to Fund Shareholders

(a)        Each 19(a) Notice to the holders of the Fund’s common shares, in addition to the information required by Section 19(a) and Rule 19a-1:

(i)         Will provide, in a tabular or graphical format:

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(1)        the amount of the distribution, on a per share basis, together with the amounts of such distribution amount, on a per share basis and as a percentage of such distribution amount, from estimated:  (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2)        the fiscal year-to-date cumulative amount of distributions, on a per share basis, together with the amounts of such cumulative amount, on a per share basis and as a percentage of such cumulative amount of distributions, from estimated:  (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3)        the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

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(4)        the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date;

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii)        will include the following disclosure:

(1)        “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Plan”;

(2)        “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”;7 and

(3)        “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided

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for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”;

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;

(b)        On the inside front cover of each report to shareholders under Rule 30e-1 under the Act, the Fund will:

(i)         describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii)        include the disclosure required by condition 2(a)(ii)(1) above;

(iii)       state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and

(iv)       describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination; and

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(c)        Each report provided to shareholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

3. Disclosure to Shareholders, Prospective Shareholders and Third Parties

(a)        Each Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Plan or distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;

(b)        Each Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c)        Each Fund will post prominently a statement on its (or the Investment Adviser’s) web site containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such web site for at least 24 months.

4. Delivery of 19(a) Notices to Beneficial Owners

If a broker, dealer, bank or other person (“financial intermediary”) holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a

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beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5. Special Board Review for Funds Whose Common Stock Trades at a Premium

If:

(a)        The Fund’s common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b)        The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

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then:

(i)         At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Trustees:

(1)        will request and evaluate, and the Fund’s Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;

(2)        will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

(A)       whether the Plan is accomplishing its purpose(s);

(B)       the reasonably foreseeable material effects of the Plan on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common shares; and

(C)       the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over

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the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3)        based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and

(ii)        The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6. Public Offerings

The Fund will not make a public offering of the Fund’s common shares other than:

(a)        a rights offering below NAV to holders of the Fund’s common shares;

(b)        an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or

(c)        an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

(i)         the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most

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recent distribution record date,8 expressed as a percentage of NAV as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date;9 and

(ii)        the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred stock as such Fund may issue.

7. Amendments to Rule 19b-1

The requested Order will expire on the effective date of any amendments to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

VI.       Applicable Precedent

The Commission has granted relief substantially the same as that sought here on several occasions.  The Commission recently granted relief for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder, based on a substantially similar set of representations and conditions, to ING Clarion Real

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Estate Income Fund, et al., Investment Company Act Rel. Nos. 28329 (July 8, 2008) (notice of application) and 28352 (August 5, 2008) (order).   In addition, the Commission most recently granted relief for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder, based on a substantially similar set of representations and conditions to Eaton Vance Enhanced Equity Income Fund, et. al., Investment Company Act Rel Nos. 28616 (February 10, 2009) (notice of application) and 28643 (March 10, 2009) (order) and BlackRock International Growth and Income Trust, et. al., Investment Company Act Rel. Nos. 28690 (April 7, 2009) (notice of application) and 28719 (May 5, 2009) (order).

VII.     Procedural Compliance

At meetings of the Board of (i) EIAF held on February 11, 2003, (ii) EMSIF held on April 25, 2003, (iii) EUHIF held on August 3, 2004, (iv) EIBIF held on March 14, 2007, and (v) EGDOF held on March 14, 2007, the Board of each Fund adopted the following resolutions authorizing the execution and filing of this Application:

“RESOLVED, that the officers of the Fund are hereby authorized and directed in the name of and on behalf of the Fund to prepare and file an application with the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), and any amendments thereto deemed necessary or appropriate by such officers, upon the advice of counsel, requesting an order exempting the Fund from the provisions of Section 19(b) or other provisions of the 1940 Act, to permit the Fund to make up to twelve long-term capital gains distributions in one taxable year, so long as the Fund maintains in effect a

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distribution policy calling for monthly distributions of a fixed dollar amount or a fixed percentage of net asset value; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each hereby is, authorized and directed on behalf of the Fund to take any and all actions as such officer may deem necessary or desirable, in their judgment and discretion, to carry out the foregoing resolution.”

Pursuant to Rule 0-2(c) under the Act, each Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so; that under the provisions of the Agreement and Declaration of Trust or the Operating Agreement, as applicable, of such Applicant, responsibility for the management of the affairs of such Applicant is vested in its Board of Trustees or Managing Member, as applicable; and that such Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

The verifications required by Rule 0-2(d) are attached to this Application as Exhibits A and B.

Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:

(a) The address of each of the Applicants is as follows:

200 Berkeley Street
Boston, Massachusetts 02116

(b) Any questions regarding this Application should be directed to:

Michael H. Koonce
Senior Vice President and General Counsel
200 Berkeley Street
Boston, Massachusetts 02116
617-210-3663

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and

Timothy W. Diggins
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7389

VIII.    Conclusion

On the basis of the foregoing, the Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the Act exempting the Funds from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as once per month so long as it complies with the conditions of the Order and maintains in effect a distribution policy with respect to its common shares calling for periodic distributions of an amount equal to a fixed amount per share, a fixed percentage of market price per share or a fixed percentage of such Fund’s NAV, and, with respect to each Fund with outstanding preferred shares, to allocate capital gain dividends to its preferred shares as frequently as necessary to comply with Revenue Ruling 89-81.

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EVERGREEN INCOME ADVANTAGE FUND

By:     /s/  Michael H. Koonce
Name:  Michael H. Koonce
Title:     Secretary

EVERGREEN MULTI-SECTOR INCOME FUND

By:     /s/  Michael H. Koonce
Name:  Michael H. Koonce
Title:     Secretary

EVERGREEN UTILITIES AND HIGH
INCOME FUND

By:     /s/  Michael H. Koonce
Name:  Michael H. Koonce
Title:     Secretary

EVERGREEN INTERNATIONAL BALANCED
INCOME FUND

By:     /s/  Michael H. Koonce
Name:  Michael H. Koonce
Title:     Secretary

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EVERGREEN GLOBAL DIVIDEND
OPPORTUNITY FUND

By:     /s/  MichaelH. Koonce
Name:  Michael H. Koonce
Title:     Secretary

EVERGREEN INVESTMENT MANAGEMENT
COMPANY, LLC

By:     /s/  Michael H. Koonce
Name:  Michael H. Koonce
Title:     Secretary

Dated:   June 29, 2009

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EXHIBIT INDEX

A.        Verification of Evergreen Income Advantage Fund, Evergreen Multi-Sector Income Fund, Evergreen Utilities and High Income Fund, Evergreen International Balanced Income Fund and Evergreen Global Dividend Opportunity Fund

B.         Verification of Evergreen Investment Management Company, LLC

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EXHIBIT A

VERIFICATION

THE COMMONWEALTH OF MASSACHUSETTS

COUNTY OF SUFFOLK, ss:

The undersigned being duly sworn deposes and says that he has duly executed the attached Amendment, dated June 29, 2009, amending and restating an Application for and on behalf of Evergreen Income Advantage Fund, Evergreen Multi-Sector Income Fund, Evergreen Utilities and High Income Fund, Evergreen International Balanced Income Fund, and Evergreen Global Dividend Opportunity Fund (collectively, the “Funds”); that he is the Secretary of such Funds; and that all action by the Trustees of such Funds necessary to authorize deponent to execute and file such amended Application has been taken.  Deponent further states that he is familiar with such amended Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                                                                    /s/  Michael H. Koonce

                                                                                    Michael H. Koonce

                                                                                    Secretary

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EXHIBIT B

VERIFICATION

THE COMMONWEALTH OF MASSACHUSETTS

COUNTY OF SUFFOLK. ss:

The undersigned being duly sworn deposes and says that he has executed the attached Amendment, dated June 29, 2009, amending and restating an Application for and on behalf of Evergreen Investment Management Company, LLC (the “Company”); that he is Secretary of such Company; and that all action by the managing member of the Company necessary to authorize deponent to execute and file such amended Application has been taken.  Deponent further states that he is familiar with such amended Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                                                                    /s/  Michael H. Koonce

                                                                                    Michael H. Koonce

                                                                                    Secretary

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1. Formerly Evergreen Managed Income Fund.

2. A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

3. All registered closed-end investment companies that currently intend to rely on the Order are named as applicants.  Any closed-end investment company that relies on the Order in the future will comply with the terms and conditions of this application.

4. As described in more detail below, Revenue Ruling 89-81 takes the position that if a regulated investment company has two classes of shares (e.g., common shares and one or more classes of preferred shares), it may not designate distributions made to either class in any year as consisting of more than such class’s proportionate share of particular types of income, such as capital gains.

5. See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970) (the “Report”).

6. These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

7. The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

8. If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.

9.If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.